Exhibit 99.1

Q1-2010

First Quarter Report
March 31, 2010

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations, Comprehensive (Loss) / Income and Deficit

Consolidated Statements of Cash Flows

The accompanying consolidated financial statements for the quarters ended March 31, 2010 and 2009 have not been reviewed by the Company’s auditors, KPMG LLP. These financial statements are the responsibility of management and have been reviewed and approved by the Company’s Audit Committee.

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FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(unaudited)

	March 31	December 31
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$1,470,708	$1,329,176
Accounts receivable	445,560	946,823
Inventories	1,543,312	2,117,159
Prepaid expenses and deposits	278,227	178,287
	3,737,807	4,571,445

Long-term Assets
Capital assets	95,633	102,813
Other long-term assets	21,223	23,210

	$3,854,663	$4,697,468

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$573,531	$546,848
Curent portion tenure allowance payable	65,000	65,000
	638,531	611,848
Long-term liabilities
Tax provision	722,092	744,000
Tenure allowance	908,057	913,464
	2,268,680	2,269,312
Shareholders’ equity
Share capital (Note 6(b))	$2,720,992	$2,720,992
Contributed surplus (Note 6(c))	10,042,877	10,042,877
Deficit	(11,177,886)	(10,335,713)
	1,585,983	2,428,156

	$3,854,663	$4,697,468
See accompanying notes to the consolidated financial statements.

Approved on Behalf of the Board:

“Nitin Kaushal”	“Joe Dunne”
Director – Nitin Kaushal	Director – Joe Dunne

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FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE (LOSS) / INCOME AND
DEFICIT
(Expressed in Canadian dollars)
(unaudited)

	Three months ended
	March 31	March 31
	2010	2009

REVENUES
Sales	$1,153,284	$722,531
Licensing	-	2,168
Phytosterol revenues	1,153,284	724,699
Cost of sales	981,712	508,706
Change in inventory and purchase commitment allowances (Note 4)	58,000	(6,000)
	113,572	221,993

EXPENSES
General and administrative	694,226	961,620
Marketing, sales and product development	134,481	180,779
Nutraceutical research, development and support	116,065	273,130
Depreciation and amortization	7,180	10,782
Foreign exchange loss / (gain)	32,104	(7,691)
	984,056	1,418,620
Loss from operations	$(870,484)	$(1,196,627)

OTHER INCOME
Gain on dilution of interest in subsidiary	-	4,147,975
Interest and other	28,311	40,456
	28,311	4,188,431
Net (loss) / income before taxes	$(842,173)	$2,991,804

Income tax expense	-	(2,324)
Net (loss) / income and comprehensive (loss) / income	(842,173)	2,989,480

Deficit, beginning of period	(10,335,713)	(10,462,311)

Deficit, end of period	$(11,177,886)	$(7,472,831)

Weighted average number of common shares outstanding	4,969,813	4,969,813

Basic and diluted (loss) / income per share	$(0.17)	$0.60
See accompanying notes to the consolidated financial statements.

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FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(unaudited)

	Three months ended
	March 31	March 31
	2010	2009
OPERATIONS
Net (loss) / income for the period	$(842,173)	$2,989,480
Adjustments for:
Depreciation and amortization	7,180	10,782
Stock-based compensation expense	-	15,822
Accretion of interest	-	103,728
Gain on dilution of interest in subsidiary	-	(4,147,975)
	(834,993)	(1,028,163)
Net change in non-cash operating items (Note 10)	976,525	834,744
Net cash provided by / (used in) operations	141,532	(193,419)

Cash and cash equivalents, beginning of period	1,329,176	1,376,575

Cash and cash equivalents, end of period	$1,470,708	$1,183,156

	Three months ended
	March 31	March 31
	2010	2009

Supplementary cash flow information:
Income taxes paid	$-	$1,587

See accompanying notes to the consolidated financial statements.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010
(Expressed in Canadian dollars)
(unaudited)

1)	BASIS OF PRESENTATION AND GOING CONCERN:

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented for the year ended December 31, 2009 filed on SEDAR at www.sedar.com.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations, comprehensive (loss) / income and consolidated cash flows at March 31, 2010, and for all periods presented, have been made. The results of operations for the three months ended March 31, 2010, are not necessarily indicative of the results for the full year ending December 31, 2010.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt about the validity of this assumption.

The Company has sustained continuing operating losses since its formation and at March 31, 2010 had cash of $1,470,708. The Company’s management is of the view that there are sufficient financial resources to finance operations through the second quarter of 2010. This view is based on a number of factors and assumptions and includes the assumption that the Company’s expenditures will not exceed those currently planned, and that its revenues will meet or exceed its expectations.

The Company's future operations are completely dependent upon its ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or secure additional funds. The market for any of these activities for companies such as Forbes have always been challenging. If the Company cannot complete one or more of these activities, the Company will have to consider winding up, dissolution or liquidation of the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to continue as a going concern, assets and liabilities would require restatement on a liquidation basis, which would differ materially from the going concern basis.

Basis of consolidation

These unaudited consolidated interim financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”). The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010
(Expressed in Canadian dollars)
(unaudited)

2)	SIGNIFICANT ACCOUNTING POLICIES:

These unaudited consolidated interim financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2009. There were no changes in accounting policies as at March 31, 2010.

3)	INVENTORIES:

	March 31	December 31
	2010	2009

Raw materials	$1,133,661	$1,197,490
Finished goods	1,286,651	1,738,669
	2,420,312	2,936,159
Valuation allowances	(877,000)	(819,000)
	$1,543,312	$2,117,159

During the three months ended March 31, 2010, changes in raw materials and finished goods recognized as cost of sales amounted to $981,712 (March 31, 2009 - $508,706).

4)	INVENTORY AND PURCHASE COMMITMENT ALLOWANCES:

	March 31	March 31
	2010	2009

Inventory allowance	(58,000)	6,000
	$(58,000)	$6,000

The Company regularly reviews inventory quantities on hand and records an estimated provision for excess inventory based primarily on its historical sales and expectations for future use. To the extent the Company has excess inventory, it recognizes a reserve for such excess inventories based on the expected realizable value of inventory (see Inventories - note 3).

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010
(Expressed in Canadian dollars)
(unaudited)

5)	JOINT VENTURE:

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

Forbes-Fayrefield has arranged a € 50,000 line of credit to support the operations. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets, statement of operations and cash flow reflecting the Company’s proportionate interests in the operations of Forbes-Fayrefield:

Balance Sheet	March 31	December 31
	2010	2009

Assets
Current assets	$204,227	$198,299
Office equipment	1,639	2,002

	$205,866	$200,301
Liabilities
Accounts payable, overdraft and accrued liabilities	$62,945	$38,707

Equity	$142,921	$161,594

Statement of Operations	Three months ended
	March 31	March 31
	2010	2009

Revenue	$89,965	$108,010
Cost of sales	89,570	92,537
Expenses	19,067	11,264

Net (loss) / earnings	$(18,672)	$4,209

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010
(Expressed in Canadian dollars)
(unaudited)

5)	JOINT VENTURE (continued):

Statement of Cash Flow	Three months ended
	March 31	March 31
	2010	2009

Operating activities	$12,247	$(2,095)
Financing activities
Investing activities

Increase / (decrease) in cash flow	$12,247	$(2,095)

6)	SHARE CAPITAL:

(a)	Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and unlimited number of preferred shares with no par value.

(b)	Common shares issued and allotted:

			Contributed
	Share Capital		Surplus
	Number of
	Common
	Shares	Amount	Amount

Balance, December 31, 2009 and March 31, 2010	4,969,813	$2,720,992	$8,168,668

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010
(Expressed in Canadian dollars)
(unaudited)

6)	SHARE CAPITAL (continued):

(c)	Contributed surplus comprises:

	March 31	December 31
	2010	2009

Surplus relating to stock compensation, warrants and options associated with common shares (Note 6 (b))	$8,168,668	$8,168,668
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,874,209	1,874,209

Total contributed surplus	$10,042,877	$10,042,877

(d)	Stock options and stock option plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10% of the outstanding common shares of the Company. At March 31, 2010, the Company could grant options for up to 496,981 common shares.

Stock options outstanding as at March 31, 2010:

		Options outstanding		Options exercisable
	Number			Number
	outstanding at	Weighted	Weighted	exercisable at	Weighted
Range of	March 31,	average remaining	average	March 31,	average
Exercise prices	2010	contractual life	exercise price	2010	exercise price

<$1.00	206,500	3.39	$ 0.73	206,500	$ 0.73
$1.00 - $7.68	7,900	2.00	$ 6.54	7,900	$ 6.54
$8.00	239,075	1.96	$ 8.00	239,075	$ 8.00

	453,475	2.61	$ 4.66	453,475	$ 4.66

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010
(Expressed in Canadian dollars)
(unaudited)

6)	SHARE CAPITAL (continued):

(d)	Stock options and stock option plan (continued):

A summary of the non-vested stock options as at and changes for the three months ended March 31, 2010 are as follows:

		Options outstanding			Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Shares	price	expiration	value	Shares	fair value
Outstanding, beginning of year	461,615	$ 4.63	2.86		-	-
Granted	-	-	-		-	-
Forfeited	(8,140)	$ 3.01	2.98		-	-
Vested					-	-
Outstanding at March 31, 2009	453,475	4.66	2.61	$Nil	-	-

Options exercisable	453,475	$ 4.66	2.61	$Nil	N/A	N/A

The above noted stock options expire at various dates from January 17, 2012 to December 31, 2013.

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on March 31, 2010 of US$0.16 ($0.16 in Canadian Dollars based on the March 31, 2010 exchange rate) on the Pink Sheets, which would have been received by option holders had they exercised their options at that date. The total fair value of stock options that vested during the three months ended March 31, 2010 was $nil. The weighted average grant-date “fair values” of stock options granted during the three months ended March 31, 2010 was $nil. No options were exercised in the three months ended March 31, 2010.

(e)	Share purchase warrants:

As part of the November 2005 Private Placement, 227,265 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors. A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at March 31, 2010 and expire on October 26, 2010. No warrants were exercised in the three-month period ended March 31, 2010.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010
(Expressed in Canadian dollars)
(unaudited)

6)	SHARE CAPITAL (continued):

(f)	Stock based compensation:

Stock-based compensation for the three month periods ended March 31, 2010 and 2009 is summarized below:

		Three months ended
		March 31	March 31
		2010	2009

Employee stock-based compensation expense	$		$15,816
Non-employee stock-based compensation expense			6

	$		$15,822

Stock based compensation expense is allocated to nutraceutical research, development and support, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

		Three months ended
		March 31	March 31
		2010	2009

Nutraceutical research, development and support	$		$1,827
General and administrative			11,379
Marketing, sales and product development			2,616

	$		$15,822

At March 31, 2010 there is no balance of unamortized stock based compensation expense.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended
	March 31	March 31
	2010	2009

Risk-free interest rate	n/a	1.1%
Expected dividend yield	n/a	0%
Expected life (years)	n/a	2
Expected volatility	n/a	133%
Weighted average grant date fair value per option	n/a	$0.13

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010
(Expressed in Canadian dollars)
(unaudited)

7)	CAPITAL RISK MANAGEMENT:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to finance its operations through the second quarter of 2010 and complete a strategic transaction, such as a merger, acquisition, sale of business or other suitable transaction so that it can continue to maintain ongoing operations. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended March 31, 2010.

As at March 31, 2010 total managed capital shareholders’ equity was $1,585,983.

8)	FINANCIAL RISK MANAGEMENT:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market risk:

(i) Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily U.S. dollars. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010
(Expressed in Canadian dollars)
(unaudited)

8)	FINANCIAL RISK MANAGEMENT (continued):

(a)	Market risk (continued):

(ii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include bank accounts that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

(b)	Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents and accounts receivable. The Company manages credit risk by maintaining bank accounts with Schedule I banks. The Company's cash is not subject to any external restrictions.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at March 31, 2010:

	Less than	3 - 6	6-12	Greater than
	3 months	months	months	1 year

Accounts payable and accrued liabilities	$573,531	$-	$-	$-
Tenure allowance	16,250	16,250	32,500	1,430,000

	$589,781	$16,250	$32,500	$1,430,000

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2010
(Expressed in Canadian dollars)
(unaudited)

9)	SEGMENTED DISCLOSURES:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols. Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the three months ended March 31, 2010, the majority of the Company’s revenue was generated from four customers.

10)	NET CHANGE IN NON-CASH OPERATING ITEMS:

	Three months ended
	March 31	March 31
	2010	2009

Accounts receivable	$501,263	$931,667
Inventories	573,847	354,856
Prepaid expenses and deposits	(102,398)	(101,161)
Accounts payable and accrued liabilities	26,683	(324,470)
Current income tax liability		1,496
Decrease in tax provision	(21,908)
Decrease in life insurance cash surrender value	2,458	57
Decrease in tenure allowance	(5,407)	(20,102)
Other	1,987	(7,599)

	$976,525	$834,744

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